Exhibit 99.5

Dear Valued Partner,

I’m reaching out to share some exciting news about G1 Therapeutics: We have reached an agreement to be acquired by Pharmacosmos, a global supportive care leader in the development of innovative treatments for patients suffering from iron deficiency and iron deficiency anemia. This combination is an important one, in that it will allow us to reach more patients who badly need our important drug COSELA® (trilaciclib) - and therefore maximize its impact in this cancer setting - sooner and more efficiently than we could as an independent company. You can learn more about our announcement here. [link to press release]

Together, Pharmacosmos and G1 will execute on our shared vision to grow and accelerate the availability of COSELA for all appropriate patients with ES-SCLC. G1 brings a well-established and successful commercial, sales, and medical platform to Pharmacosmos, who has complementary expertise in commercializing supportive care products, a robust U.S. presence, and significant resources to maximize the penetration of COSELA into the ES-SCLC market. Together, the combined company will be able to optimize the commercial reach to oncologists across the U.S. and expand the availability of COSELA among patients living with ES-SCLC.

Today’s announcement represents an important milestone for our company and the cancer patients we seek to treat, but it is only the beginning of the process. G1 and Pharmacosmos will continue to operate as independent companies until the close of the transaction, which we expect to occur in the late third quarter of 2024. For now, it’s business as usual for us, and there are no changes to our existing contracts or relationship with you. If you have an existing relationship with Pharmacosmos, please continue to work with us as you always have.

If you have any questions, please don’t hesitate to reach out to [INSERT RELATIONSHIP OWNER NAME, TITLE]

On behalf of our entire G1 team, I’d like to thank you for your continued partnership. We value your support, appreciate your effort, and look forward to continuing to work with you as we embark on this next chapter.

Sincerely,

INSERT NAME, TITLE

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation, statements regarding the proposed acquisition of G1 by Pharmacosmos, the expected timetable for completing the transaction, and G1’s future financial or operating performance. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “seek,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this communication are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation: (i) risks associated with the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transaction will not occur; (ii) uncertainties as to how many of G1’s stockholders will tender their shares in the offer; (iii) the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; (iv) the possibility that competing offers will be made; (v) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (vi) unanticipated difficulties or expenditures relating to the proposed transaction, the response of business partners and competitors to the announcement of the proposed transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed transaction; (vii) G1’s ability to successfully demonstrate the efficacy and safety of its drug or drug candidates, and the preclinical or clinical results for its product candidates, which may not support further development of such product candidates; (viii) comments, feedback and actions of regulatory agencies; (ix) G1’s dependence on the commercial success of COSELA (trilaciclib); (x) the inherent uncertainties associated with developing new products or technologies and operating as commercial stage company; (xi) chemotherapy shortages; and (xii) other risks identified in G1’s SEC filings, including G1’s Annual Report on Form 10-K for the year ended December 31, 2023, and subsequent filings with the SEC. G1 cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. G1 disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Additional Information and Where to Find It

The tender offer referred to in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Pharmacosmos and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender offer is commenced, Pharmacosmos and its acquisition subsidiary will cause to be filed a tender offer statement on Schedule TO with the SEC, and G1 will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY G1’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to G1’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of G1 by accessing https://investor.g1therapeutics.com or by contacting Investor Relations at ir@g1therapeutics.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

G1’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

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